SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Zymeworks Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

98985W102
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 98985W102

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,977,296 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,977,296 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,296 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 20,500 shares of common stock (“Common Stock”) of Zymeworks Inc. (the “Issuer”) underlying Stock Options (as defined below) which are exercisable in the next 60 days, and 3,248,324 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)	Based on 46,553,964 shares of Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2021, together with the shares that would be issued in connection with the exercise of the Pre-Funded Warrants and Stock Options.

CUSIP No. 98985W102

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,977,296 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,977,296 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,296 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)

Includes 20,500 shares of Common Stock of the Issuer underlying Stock Options (as defined below) which are exercisable in the next 60 days and 3,248,324 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined below).

(2)	Based on 46,553,964 shares of Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2021, together with the shares that would be issued in connection with the exercise of the Pre-Funded Warrants and Stock Options.

CUSIP No. 98985W102

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,977,296 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,977,296 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,296 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)

Includes 20,500 shares of Common Stock of the Issuer underlying Stock Options (as defined below) which are exercisable in the next 60 days and 3,248,324 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined below).

(2)

Based on 46,553,964 shares of Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2021, together with the shares that would be issued in connection with the exercise of the Pre-Funded Warrants and Stock Options.

CUSIP No. 98985W102

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,977,296 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,977,296 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,296 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 20,500 shares of Common Stock of the Issuer underlying Stock Options (as defined below) which are exercisable in the next 60 days and 3,248,324 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined below).
(2)

Based on 46,553,964 shares of Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2021, together with the shares that would be issued in connection with the exercise of the Pre-Funded Warrants and Stock Options.

Amendment No. 1 to Schedule 13G

This Amendment No. 1 to Schedule 13G amends and restates the previously filed Schedule 13G filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 1(a)	Name of Issuer:

Zymeworks Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Suite 540, 1385 West 8th Avenue

Vancouver, British Columbia Canada V6H 3V9

Item 2(a)	Name of Person Filing:

This Amendment No 1 is being filed jointly by the Reporting Persons.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, no par value (“Common Stock”)

Item 2(e)	CUSIP Number:

98985W102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 1 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences”, and together with 667, the “Funds”) which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of pre-funded warrants with no expiration date exercisable at any time on a 1-for-1 basis for $0.0001 per share into Common Stock (“Pre-Funded Warrants”), subject to the limitation on exercise described below.

The information set forth below is 46,553,964 shares of Common Stock of the Issuer outstanding as of October 31, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 3, 2021, together with the shares that would be issued in connection with the exercise of the Pre-Funded Warrants and Stock Options. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Shares of Common Stock we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	438,848	0.88%
Baker Brothers Life Sciences, L.P.	4,538,448	9.11%
Total	4,977,296	9.99%

The Pre-Funded Warrants are only exercisable to the extent that after giving effect to such exercise the holders and their affiliates and any other persons whose beneficial ownership of shares of Common Stock that would be aggregated with the holders’ for purposes of Section 13(d) of the Exchange Act would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding shares of Common Stock (“Maximum Percentage”).

By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock.

The options to purchase Common Stock of the Issuer (“Stock Options”) held by Dr. Kelvin M. Neu during the period of his previous employment with the Adviser will continue to vest subject to his continuing service on the Board of Directors of the Issuer (the “Board”). The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Dr. Neu will have no pecuniary interest in the Stock Options or Common Stock received during his past period of employment with the Adviser or from the exercise of these Stock Options. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received by Dr. Neu as directors’ compensation during his past period of employment with the Adviser. Dr. Neu, as a former full-time employee of the Adviser, entered into a Nominee Agreement (the “Nominee Agreement”) with the Adviser on January 23, 2021. Pursuant to this Nominee Agreement, Dr. Neu agreed that, with respect to the Stock Options, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Stock Options and that any proceeds from their sale will be remitted to the Adviser net of brokerage commissions for the ultimate benefit of the Funds consistent with the policies of the Adviser for current employees.

From the period of his past employment with the Adviser, Dr. Neu holds 18,000 Stock Options, 11,500 of which are vested, at an exercise price of $24.28, which vest in 36 equal monthly installments beginning on April 16, 2020, with an expiration date of March 15, 2030 and 9,000 Stock Options, all of which are vested, at an exercise price of $35.49 and expire on May 7, 2030. The vesting of the above Stock Options is subject to Dr. Neu’s continuing service on the Board on each vesting date.

The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as a director of the Issuer and the Funds are instead entitled to the pecuniary interest in the Common Stock received as director compensation. Dr. Neu has no voting or dispositive power and no pecuniary interest in the Stock Options or Common Stock from the exercise of Stock Options received as compensation for his previous service on the Board. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Stock Options or Common Stock received form the exercise of Stock Options received as director’s compensation held by Dr. Neu.

The Adviser has voting and investment power over the Common Stock, Stock Options, Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Dr. Neu as directors’ compensation received for past service. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Common Stock, Stock Options, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options received by Julian C. Baker received as director’s compensation.

The Adviser GP, Felix J. Baker, and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners if securities of the Issuer directly held by the Funds.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Life Sciences and 667 and their respective general partners, the Fund’s respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The information in Item 4 is incorporated herein by reference.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The information in Item 4 is incorporated herein by reference.

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker